June 5, 2006

Mr. Brad Skinner
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Artificial Life, Inc.
    Forms 10-KSB for the years ended December 31, 2004 and 2005
    File No. 0-25075

Dear Mr. Skinner:

This letter provides our response to the comment contained in your letter of April 26, 2006 regarding revenue recognition.

Pursuant to paragraph 10 of Statement of Position 97-2, "Software Revenue Recognition" the Company believes it has met the requirements of the second bullet point of that paragraph, which provides "For an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace"

The Company has concluded that it is probable that the price of the four games (elements) will not change before their separate introduction into the Taiwan marketplace because the Company has granted Taiwan Mobile a six month exclusive right to sell the products in Taiwan. The agreement does not allow the Company nor the client Taiwan Mobile to change the price during the exclusivity period, nor does it allow the Company to sell any of the games separately. Thus, until the exclusivity period expires, the Company is precluded from offering the separate elements into the Taiwan marketplace, and from changing their prices. Once the exclusivity period expires, the Company may introduce the various games separately into the marketplace to other clients and with new, independent agreements. Management currently anticipates it may initiate separate introduction of the products into the Taiwan marketplace upon expiration of the exclusivity period, based on the results of subsequent discussions which may occur with Taiwan Mobile.

With respect to the Taiwan Mobile transaction, we believe it is important to explain some specific aspects of the arrangement and how the transaction is similar to, yet somewhat different from, our more standard transactions. First of all, this is the first transaction we have entered into which granted exclusivity and multiple deliverables as discussed in SOP 97-2. Secondly, our standard contract provides that we will make our software program available to our customers. We have incurred millions of dollars in research and development, and in engineering costs over the last years, all of which have been expensed, to develop what we refer to as "Smart Engine Mobile Platform". As a result of this investment, we have developed a very sophisticated software which provides a completely modularized packaging and delivery of our system in which parts and modules can be plugged-in and/or removed by a very simple administration process. The "delivery" to our clients can therefore be customized very easily and "re-skinned" (as we call this process) to give the product the appearance of a client branded product. Because of the sophistication built into the program, we are able to make such adaptations for specific users at very little cost. Essentially, our software is the equivalent of an "off the shelf" product, subject to only minor modification at little effort or cost. With specific reference to the Taiwan Mobile transaction, we provided the complete software package to Taiwan Mobile.

Please be aware that the delivery process in our transactions is quite different from the usual software delivery process as we do not physically deliver our products. We build and deliver mobile game and mobile streaming applications for our clients for their 3G networks. Such applications and games are different from usual mobile games and applications as they usually reside to a large extend on network servers, not on the cell phones themselves even while they are running and being used by the end-user (this is achieved through so called "streaming"). In standard mobile applications for lower bandwidth networks such as 2G the games and applications are downloaded to the handset of the user and run on this device. This is not the case for our products. Therefore, the delivery mechanism for our products is different and mainly consists of providing and allowing our clients (mostly telecom carriers) access to our servers via virtual private networks over the Internet. We then integrate our servers logically (not physically) via the network with the servers of our clients for example to allow end-user billing. Our software always stays physically on our servers and remains under our control all the time. Once we grant our clients the access to our servers and the logical integration with the client servers is completed and tested, our software is considered as delivered. This is the case even if our client later on does not launch our products to their end uers. The only physical delivery we provide to our clients such as Taiwan Mobile are sometimes animations for their internal usage to stream to the end users, however, this is optional for our client and may not happen either (in such a case we host the full application).

As noted in our letter of March 28, 2006, three of the four specific modules were initially delivered as described above at the request of Taiwan Mobile. Thus, we deferred recognizing a relevant portion of the revenue based on our understanding of SOP 97-2. This was in spite of the fact that only minor and inexpensive modifications were to be made to the program with regard to the fourth module. Thus the basic software was provided in full to Taiwan Mobile. Please note again that it is in the sole discretion of our clients whether to make use of the access grant to our products or not and whether to introduce them to their clients or not. This is the reason for us to request revenue guarantees and exclusivity fees as part of our commercial agreements in certain cases.

Finally, we wish to emphasize that the total revenues subject to SOP 97-2 in 2004 is $32,000, of which $8,000 was deferred. We do not believe that the $24,000 revenue which was recognized in 2004 is material to the 2004 financial statements of the Company in view of the net loss of $945,809 which was incurred in that year.

We acknowledge that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding the above responses should be directed to the undersigned at this telephone number (852) 3102 2800

Very truly yours,


Eberhard Schoeneburg
CEO
Artificial Life, Inc.
Hong Kong